Exhibit 99.1

Electra Appoints Industry Veteran to Lead Refinery Construction Project

Toronto, Ontario – (October 1, 2024) – Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) is pleased to announce the appointment of Michael Green as its Construction Director. With over 30 years of extensive experience in construction management, Mr. Green will be focused on the timely and successful completion of the final phase of construction for North America’s first cobalt sulfate refinery, Electra’s Ontario refinery in Temiskaming Shores.

Mr. Green joins Electra with a distinguished career that includes construction project leadership roles with large scale infrastructure, mining and power generation projects at leading companies such as Trans Mountain Corporation, Enbridge Pipelines, K+S Potash, and Suncor. Most recently, he was a Construction Manager for Calibre Mining’s Valentine Gold Mine. His background encompasses a wide array of responsibilities, where he has consistently demonstrated his expertise in project execution, building capability, and leadership.

"Mike's extensive experience and proven track record as a construction lead make him a valuable addition to our team as we move toward the final phase of construction at the Ontario Refinery," said Trent Mell, Electra CEO. "His dedication to people and safety first, along with his experience building and delivering resource projects will be instrumental in advancing the refinery to completion and commissioning, and ensuring we meet our objectives regarding construction schedule and budget management. Electra’s refinery is a strategically valuable asset as the only one of its kind in North America, and we are looking forward to getting back to work on completing its construction."

"Mike has built his career managing complex construction projects," said Mark Trevisiol, Electra Vice President, Project Development. "We are confident that his skills and hands-on experience will lead the project team to successfully execute the remaining construction at our refinery site”.

Electra’s Ontario refinery is the first component of the Company’s larger vision to onshore the EV supply chain in North America. The Company’s longer-term vision includes battery recycling and nickel production, thereby onshoring additional critical mineral refining processes needed for the North American electric vehicle battery supply chain.

About Electra Battery Materials

Electra is a processor of low-carbon, ethically-sourced battery materials. Currently focused on developing North America’s only cobalt sulfate refinery, Electra is executing a phased strategy to onshore the electric vehicle supply chain and provide a North American solution for EV battery materials refining. In addition to building North America’s only cobalt sulfate refinery, its strategy includes integrating black mass recycling, potential cobalt sulfate processing in Bécancour, Quebec, and exploring nickel sulfate production potential within North America. For more information, please visit www.ElectraBMC.com.

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Contact

Heather Smiles

Vice President, Investor Relations & Corporate Development
Electra Battery Materials

info@ElectraBMC.com
1.416.900.3891

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Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.com and with on EDGAR at www.sec.gov. Other factors that could lead actual results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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